Exhibit 99.1

SUBSCRIPTION AGREEMENT

Heramba Electric plc

70 Sir John Rogerson’s Quay

Dublin 2,

Ireland, D02 R269

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into, whereby [●], a [●] (the “Subscriber”), desires to subscribe for and purchase from Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (the “Company”), and the Company desires to sell to the Subscriber, an aggregate of 596,970 ordinary shares in the capital of the Company (the “Ordinary Shares”), with a nominal value of €0.0001 per share (the “Tranche 1 Shares”), for an aggregate purchase price of $985,000.50 (the “Tranche 1 Purchase Price”), or $1.65 per share, on the terms and subject to the conditions contained herein. Furthermore, the Company desires to provide the Subscriber with a 90-day option to purchase up to $1,000,000 (in increments of $250,000 or less, at the discretion of the Company) of Ordinary Shares (the “Tranche 2 Shares” and, together with the Tranche 1 Shares, the “Shares”) at a per-share price of $2.00 or, subject to the consent of the Company, at a per-share price equal to 80% of the 10-day volume-weighted average price of the Ordinary Shares as of the trading day prior to delivery of a Purchase Notice (as defined below) (as applicable, the “Tranche 2 Purchase Price” and, together with the Tranche 1 Purchase Price, the “Purchase Price”). In connection therewith, the Subscriber and the Company agree as follows:

1. Tranche 1 Subscription. The Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell, the Tranche 1 Shares at the Tranche 1 Purchase Price on the terms and subject to the conditions provided for herein.

2. Tranche 1 Closings.

a. The closing of the sale of the first portion of Tranche 1 Shares contemplated hereby (the “First Tranche 1 Closing”) in the amount of $834,999.00 (the “First Tranche 1 Purchase Price”) shall occur within three (3) business days following the date that this Subscription Agreement (having been executed and fully completed by the Subscriber) is accepted by the Company or on such later date to be specified by the Company in its sole discretion (such date, the “First Tranche 1 Closing Date”). The closing of the sale of the second portion of Tranche 1 Shares contemplated hereby (the “Second Tranche 1 Closing”) in the amount of $150,001.50 (the “Second Tranche 1 Purchase Price”) shall occur on the date that is 30 calendar days after the First Tranche 1 Closing Date or such earlier date as the parties may agree (such date, the “Second Tranche 1 Closing Date”).

b. Upon the date that this Subscription Agreement is accepted by the Company, the Company shall provide the Subscriber with written wire instructions for the delivery of the Tranche 1 Purchase Price by the Subscriber to such account(s) designated by the Company in its sole discretion. Following receipt of such wire instructions and in accordance therewith, on or prior to the First Tranche 1 Closing Date, the Subscriber shall deliver (or cause the delivery of) the First Tranche 1 Purchase Price to the Company by wire transfer of United States dollars in immediately available funds. Subject to its receipt of the First Tranche 1 Purchase Price and upon satisfaction or waiver of the conditions set forth in this Section 2 and Section 5 below, on the First Tranche 1 Closing Date, the Company shall deliver (or cause the delivery of) the corresponding Tranche 1 Shares in book-entry form to the Subscriber.

c. On or before the Second Tranche 1 Closing Date, the Subscriber shall deliver (or cause the delivery of) the Second Tranche 1 Purchase Price to the Company by wire transfer of United States dollars in immediately available funds. Subject to its receipt of the Second Tranche 1 Purchase Price and upon satisfaction or waiver of the conditions set forth in this Section 2 and Section 5 below, on the Second Tranche 1 Closing Date, the Company shall deliver (or cause the delivery of) the corresponding Tranche 1 Shares in book-entry form to the Subscriber.

d. If this Subscription Agreement terminates following the delivery by the Subscriber to the Company of the First Tranche 1 Purchase Price or the Second Tranche 1 Purchase Price and prior to the issuance of the corresponding Tranche 1 Shares to the Subscriber, the Company shall promptly return to the Subscriber the First Tranche 1 Purchase Price or Second Tranche 1 Purchase Price, as applicable.

3. Tranche 2 Option. The Company hereby grants the Subscriber, in the sole discretion of the Subscriber, an option to purchase within 90 days after the Second Tranche 1 Closing Date up to $1,000,000 (in increments of $250,000, or less, in the sole discretion of the Company) of Tranche 2 Shares at the Tranche 2 Purchase Price and the Company hereby agrees to issue and sell, the Tranche 2 Shares at the Tranche 2 Purchase Price on the terms and subject to the conditions provided for herein.

4. Tranche 2 Closings. The closings of the sale of the Tranche 2 Shares contemplated hereby (the “Second Tranche Closings” and, together with the First Tranche 1 Closing and the Second Tranche 1 Closing, the “Closings” and, each a “Closing”) shall occur within 90 days following the Second Tranche 1 Closing Date (each such date, a “Tranche 2 Closing Date” and, together with the First Tranche 1 Closing Date and the Second Tranche 1 Closing Date, the “Closing Dates” and, each a “Closing Date”). If Subscriber desires to purchase any Tranche 2 Shares, the Subscriber shall deliver notice (each, a “Purchase Notice”) to the Company at least three (3) business days prior to each Tranche 2 Closing Date informing the Company of (i) the number of Tranche 2 Shares that the Subscriber intends to purchase from the Company, and (ii) the corresponding Tranche 2 Purchase Price to be paid for the applicable Tranche 2 Shares. For the avoidance of doubt, the Company is not required to sell any Tranche 2 Shares at price that is less than $2.00 per share. Upon each such Tranche 2 Closing Date, the Company shall provide the Subscriber with written wire instructions for the delivery of the Tranche 2 Purchase Price by the Subscriber to such account(s) designated by the Company in its sole discretion. Following receipt of such wire instructions and in accordance therewith, on or prior to the Tranche 2 Closing Date, the Subscriber shall deliver (or cause the delivery of) the Tranche 2 Purchase Price to the Company by wire transfer of United States dollars in immediately available funds. Subject to its receipt of the applicable Tranche 2 Purchase Price and upon satisfaction or waiver of the conditions set forth in this Section 4 and Section 5 below, on the Tranche 2 Closing Date, the Company shall deliver (or cause the delivery of) the corresponding Tranche 2 Shares in book-entry form to the Subscriber. If this Subscription Agreement terminates following the delivery by the Subscriber of the Tranche 2 Purchase Price to the Company but prior to the issuance of the Tranche 2 Shares to the Subscriber, the Company shall promptly return the Tranche 2 Purchase Price to the Subscriber.

5. Additional Closing Conditions. Each Closing is also subject to the conditions that, on such Closing Date:

a. all representations and warranties of the Company and the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the applicable Closing Date, and consummation of each Closing shall constitute a reaffirmation by each of the Company and the Subscriber of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of such Closing Date;

b. no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

c. assuming the accuracy of Subscriber’s representations and warranties set forth in Section 8, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, and (iii) those required by The Nasdaq Stock Market LLC (“Nasdaq”);

d. no suspension of the qualification of the Ordinary Shares listed on Nasdaq for any offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any such purposes, shall have occurred;

e. solely with respect to Subscriber, the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date; and

f. solely with respect to the Company, Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date.

6. Further Assurances. Prior to or at each Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

7. Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

a. The Company has been duly incorporated, is validly existing and is in good standing under the laws of Ireland, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted.

b. The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Memorandum and Articles of Association or under the laws of Ireland.

c. This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d. The execution and delivery of this Subscription Agreement, the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply with this Subscription Agreement; subject, in the case of the foregoing clauses (i) and (iii) with respect to the consummation of the transactions therein contemplated.

e. The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Company, or (ii) any law, statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clause (ii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

f. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 8, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, and (iii) those required by Nasdaq, as defined below.

g. The Company’s authorized share capital as of the date of this Subscription Agreement is: (i) 200,000,000 Ordinary Shares of €0.0001 each (nominal value), (ii) 49,900,000 preference shares of €0.0001 (nominal value) (the “Preference Shares”) and (iii) 25,000 deferred ordinary shares of €1.00 each (nominal value) (the “Deferred Shares”). As of the date hereof, (i) 47,043,407 Ordinary Shares are issued and outstanding, (ii) up to 21,614,362 Ordinary Shares are subject to issuance upon exercise of outstanding warrants, (iii) 25,000 Deferred Shares are issued and outstanding, and (iv) no Preference Shares are issued and outstanding.

h. As of their respective filing dates, all reports required to be filed by the Company with the Commission since July 29, 2024 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder. None of the SEC Reports, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited financial statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no material outstanding or unresolved comments in comment letters received by the Company (or any affiliate or subsidiary thereof) from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports.

i. The financial statements (including any related notes) contained in the SEC Reports (collectively, the “Financial Statements”): (A) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods covered thereby (except (a) as may be otherwise indicated in such Financial Statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed to summary statements) and (B) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows of the Company for the periods covered thereby, in each case except as disclosed therein or in the SEC Reports and as permitted under the Exchange Act.

j. The Company has established and maintains a system of internal accounting controls that will be in compliance with the Exchange Act and sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the SEC Reports, the Company’s internal controls over financial reporting are effective and the Company is not aware of any material weakness in their internal controls over financial reporting. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the SEC Reports, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the SEC Reports).

k. The Company and each of its subsidiaries maintain insurance covering their respective properties, operations, personnel and businesses as the Company reasonably deems adequate; such insurance insures against such losses and risks in accordance with customary industry practice to protect the Company and its subsidiaries and their respective businesses and which is commercially reasonably for the current conduct of their respective businesses; to the Company’s Knowledge, all such insurance is fully in force on the date hereof and is expected to be fully in force at each time of purchase, if any; neither the Company nor any subsidiary has reason to believe that it will not be able to (i) renew any such insurance as and when such insurance expires or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a cost that would not, individually or in the aggregate, reasonably be expected to result in any Material Adverse Effect. “Company’s Knowledge” with respect to any statement means the actual knowledge, or knowledge that would have been acquired after reasonable inquiry, of the executive officers or directors of the Company.

l. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 8, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to Subscriber.

m. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising within the meaning of applicable securities laws in connection with any offer or sale of the Shares.

n. None of the Company, any of its subsidiaries nor any person acting on their behalf has taken or will take, directly or indirectly, any action designed to or that is likely to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or otherwise, and has taken no action which could reasonably be expected to directly or indirectly violate Regulation M under the Exchange Act.

o. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no proceeding pending, or, to Company’s Knowledge, threatened against the Company or any judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

p. None of the Company, its subsidiaries, any person acting on its behalf nor, to Company’s Knowledge, any of its affiliates has, directly or indirectly, at any time within the applicable period set forth in Rule 152 promulgated under the Securities Act, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under the Securities Act in connection with the sale by Company of the Shares as contemplated hereby or (ii) cause the sale of the Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange on which any of the securities of the Company are listed or designated.

q. Other than the Subscribers, no person has any right to cause the Company to effect the registration under the Securities Act of the offer and sale of any securities of the Company other than (i) those offers and sales which are currently registered on an effective registration statement on file with the SEC and (ii) such rights as have been temporarily waived.

r. Neither the Company nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closings, will not be Insolvent (as defined below). For purposes hereof, “Insolvent” means, with respect to any person, (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

s. Neither the Company nor any subsidiary nor, to Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company or any subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

t. The operations of the Company and its subsidiaries are in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any subsidiary with respect to the Money Laundering Laws is pending or, to Company’s Knowledge or the knowledge of any subsidiary, threatened.

8. Subscriber Representations and Warranties. The Subscriber represents and warrants to the Company that:

a. The Subscriber is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A hereto, and is acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A hereto). The Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

b. The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry position statements representing the Shares shall contain a legend to such effect. The Subscriber acknowledges that the Shares may not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

c. The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement, and the Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

d. The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e. The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the documents provided to the Subscriber by the Company. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and the Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber acknowledges that if any information provided to the Subscriber was based on projections, such projections would have been prepared based on assumptions and estimates that are inherently uncertain and subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Subscriber further acknowledges that the information provided to the Subscriber may be preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information, shall in no way affect the Subscriber’s obligation to purchase the Shares hereunder.

f. The Subscriber became aware of this offering of the Shares solely by means of direct contact between the Subscriber and the Company or a representative of the Company, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company or a representative of the Company. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any U.S. state securities laws.

g. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision and the Subscriber has made its own assessment and has satisfied itself concerning relevant tax or other economic considerations relative to its purchase of the Shares. The Subscriber acknowledges that the Subscriber shall be responsible for any of the Subscriber’s tax liabilities that may arise as a result of the purchase and ownership of the Shares.

h. Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

i. In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber. The Subscriber has not relied on any statements or other information provided by anyone other than the Company concerning the Company or the Shares or the offer and sale of the Shares. The Subscriber acknowledges and agrees that the Subscriber (i) has received, and has had an adequate opportunity to review, such financial and other information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares (including with respect to the Company and the business of the Company and its subsidiaries), (ii) has made its own assessment and (iii) is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. The Subscriber acknowledges that it has reviewed the documents made available to the Subscriber by the Company. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and the Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

j. The Subscriber understands and agrees that no U.S. federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

k. The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

l. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

m. Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

n. The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act.  To the extent required, the Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, the Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

o. The Subscriber is not a resident or subject to the laws of Canada.

p. The Subscriber has sufficient immediately available funds to pay the Tranche 1 Purchase Price pursuant to Section 2 of this Subscription Agreement.

9. Covenants of the Company

a. Except as contemplated herein, the Company, its subsidiaries and their respective affiliates shall not, and shall cause any person acting on behalf of any of the foregoing to not, take any action or steps that would require registration of the issuance of any of the Shares under the Securities Act.

b. The Company will use commercially reasonable efforts to continue the listing and trading of the Ordinary Shares on Nasdaq and, in accordance therewith, will use commercially reasonable efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable and with the reporting requirements of the Exchange Act.

c. From the date hereof until the Shares may be freely sold by the Subscriber without volume or manner of sale restrictions under Rule 144 and without any ongoing disclosure obligations of the Company pursuant to such rule, the Company shall file and remain current with all documents required to be filed by the Company with the Commission and shall comply, when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the Commission, each as in effect on the date filed.

d. Promptly after the execution of this Agreement and subject to the approval of the Company’s board of directors which shall not be unreasonably withheld, conditioned or delayed, the Company shall retain a financial public relations firm reasonably acceptable to Subscriber.

e. Subject to Subscriber executing a reasonably acceptable confidentiality agreement with the Company regarding the disclosure of material non-public information, within five (5) business days after each Closing, the Company shall share with Subscriber in the course of a meeting with Company management, “snapshot” financial information relating to the Company after giving effect to each applicable Closing.

10. Registration Rights.

a. The Company agrees that the Shares shall promptly be registered pursuant to the first resale registration statement filed by the Company following each Closing (the “Resale Registration Statement”), subject to compliance with applicable securities laws, and provided that any holder of the Shares shall have delivered any documentation or other information reasonably requested by the Company in connection with its preparation of the Resale Registration Statement. The Company shall file the Resale Registration Statement no later than 60 calendar days after the First Tranche 1 Closing Date and have the Resale Registration Statement declared effective no later than 120 calendar days after the First Tranche 1 Closing Date.

b. The Company further agrees that, in the event that the Resale Registration Statement has not been declared effective by the Commission within 120 calendar days after the First Tranche 1 Closing Date (a “Registration Default” and, the date on which such Registration Default occurs, a “Default Date”), then in addition to any other rights the Subscriber may have hereunder or under applicable law, on the Default Date and on each monthly anniversary of each such Default Date (if the applicable Registration Default shall not have been cured by such date) until the Registration Default is cured, the Company shall pay to the Subscriber an amount in cash or alternatively, in the sole discretion of the Subscriber, in a corresponding number of Ordinary Shares settled at the Tranche 2 Purchase Price, as partial liquidated damages and not as a penalty (“Liquidated Damages”), equal to 2.0% of the aggregate Purchase Price paid by the Subscriber pursuant to this Subscription Agreement as of the Default Date; provided, however, that if the Subscriber fails to provide the Company with any information reasonably requested by the Company that is required to be provided in such Resale Registration Statement with respect to the Subscriber as set forth herein, then, for purposes of this Section 10(b), the effectiveness date for the Resale Registration Statement shall be extended by 60 calendar days following the date of receipt by the Company of such required information from the Subscriber. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of a Registration Default, except in the case of the first Default Date. The Company shall deliver the cash or share payment to the Subscriber with respect to any Liquidated Damages by the fifth business day after the date payable. If the Company fails to pay said cash or share payment to the Subscriber in full by the fifth (5th) business day after the date payable, the Company will pay interest thereon at a rate of 18.0% per annum (or such lesser maximum amount that is permitted to be paid by applicable law, and calculated on the basis of a year consisting of 360 days) to the Subscriber, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. Notwithstanding the foregoing, nothing shall preclude the Subscriber from pursuing or obtaining any available remedies at law, specific performance or other equitable relief with respect to this Section 10(b) in accordance with applicable law. The parties agree that notwithstanding anything to the contrary herein, no Liquidated Damages shall be payable to the Subscriber with respect to any period during which all of the Subscriber’s Shares may be sold by the Subscriber without volume or manner of sale restrictions under Rule 144 and Company is in compliance with the current public information requirements under Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

c. Indemnification:

i. The Company agrees to indemnify, to the extent permitted by law the Subscriber, its directors and officers and agents and each person who controls the Subscriber, if any, (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Resale Registration Statement or prospectus included in any Resale Registration Statement or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Subscriber expressly for use therein.

ii. In connection with any Resale Registration Statement in which the Subscriber is participating, the Subscriber shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Resale Registration Statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities, and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the resale Registration Statement, prospectus, or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Subscriber expressly for use therein; provided, however, that the liability of the Subscriber shall be several and not joint and shall be in proportion to and limited to the net proceeds received from the sale of Shares pursuant to such Resale Registration Statement.

iii. Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

iv. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. Each party participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event such party’s indemnification is unavailable for any reason.

v. If the indemnification provided under this Section 10(c) from the indemnifying party is unavailable to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 10(c)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to indemnification pursuant to this Section 10(c) from any person who was not guilty of such fraudulent misrepresentation.

d.   The Company shall advise the Subscriber by written notice at least 20 days prior to the filing by the Company with the Commission of any other registration statement under the Securities Act covering securities of the Company, except on Forms F-4 or S-8 (or similar successor form), and upon the request of any such Subscriber within 10 days after the date of such notice, include in any such registration statement such information as may be required to permit a public offering of the Shares. The Company shall supply such number of prospectuses and other documents as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Shares, qualify the Shares for sale in such states as the Subscriber reasonably designates and do any and all other acts and things which may be necessary or desirable to enable the Subscriber to consummate the public sale or other disposition of the Shares, and furnish indemnification in the manner as set forth below. The Subscriber shall furnish information and indemnification as set forth below. For the purpose of the foregoing, inclusion of the Shares by the Subscriber in a Resale Registration Statement under a condition that the offer and/or sale of such Shares not commence until a date not to exceed 90 days from the effective date of such Resale Registration Statement shall be deemed to be in compliance with this sub-paragraph.

11. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (b) if any of the conditions to a Closing set forth in Sections 2, 4 and 5 of this Subscription Agreement are not satisfied or waived on or prior to such Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at such Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach.

12. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the consent of the Company, which may not be unreasonably withheld.

b. The Company may request from the Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

c. The Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to each Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate. The Subscriber agrees that each purchase by the Subscriber of Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase.

d. The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

e. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive each Closing.

f. This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

g. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in subsection (c) of this Section 12, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (x) when delivered in person or, by facsimile or by e-mail, (y) on the next business day when sent by overnight courier, or (z) on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses set forth on their signature pages hereto (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12(j)).

k. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

SUBSCRIBER:

[●]

By:
Name:
Title:

Date:

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date set forth below.

COMPANY:

Heramba Electric plc

By:
Name:
Title:

Date: October 3, 2024

[Signature Page to Subscription Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs)

☐	The Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

☐	The Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs)

☐	The Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons. The Subscriber is:

☐	a bank, as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

☐	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐	an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the Securities and Exchange Commission (the “SEC”) under Section 203(l) or (m) of the Investment Advisers Act.

☐	an insurance company, as defined in Section 2(a)(13) of the Securities Act.

☐	an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or a business development company, as defined in Section 2(a)(48) of that act.

☐	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐	a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5,000,000.

☐	an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

A-1

☐	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act.

☐	an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000.

☐	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Securities Act.

☐	a family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the Shares, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements of the immediately preceding paragraph and whose prospective investment in the Company is directed by such family office pursuant to clause (iii) of the immediately preceding subparagraph.

☐	an entity in which all of the equity owners are accredited investors (for purposes of this clause, it is permissible to look through various forms of equity ownership to natural persons in determining the accredited investor status of entities).
[If this box is checked, please attach a list of equity owners. All equity owners will need to complete this questionnaire.]

☐	an entity of a type not previously listed that is not formed for the specific purpose of acquiring the Shares and owns investments in excess of $5,000,000 (for purposes of this clause, “investments” means investments as defined in Rule 2a51-1(b) under the Investment Company Act).

☐	a director, executive officer, or general partner of the Company, or a director, executive officer, or general partner of a general partner of the Company.

☐	a natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

☐	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

A-2

☐	a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status.

☐	a natural person who is a “knowledgeable employee,” as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the Company where the Company would be an investment company, as defined in Section 3 of such act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such act.

C.	AFFILIATE STATUS

(Please check the applicable box)

The Subscriber:

☐	is

☐	is not

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This questionnaire should be completed by the Subscriber and constitutes a part of the subscription agreement (the “Subscription Agreement”) to which this questionnaire is attached as Schedule A. Terms used but not defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

* * *

A-3